SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 15)*

Under the Securities Exchange Act of 1934

SOUTHERN COPPER CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

843611104

(CUSIP Number)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
Mexico City, Mexico 11000
011-5255-1103-5000

-and-

Daniel Muñiz Quintanilla
Vice-President and Chief Financial Officer
Americas Mining Corporation
11811 North Tatum Blvd, Suite 2500
Phoenix, Arizona 85028
(602) 494-5300

copy to:

Paul T. Schnell, Esq.
Paola Lozano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2010

(Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) (b)	[X] [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 680,000,000 (See Items 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 680,000,000 (See Items 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,000,000 (See Items 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 80.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) (b)	[X] [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 680,000,000 (See Items 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 680,000,000 (See Items 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,000,000 (See Items 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 80.0%
14.	Type of Reporting Person (See Instructions) CO

  This Amendment No. 15 ("Amendment No. 15") is being filed by and on behalf of Grupo México, S.A.B. de C.V. ("Grupo México") and Americas Mining Corporation ("AMC", and together with Grupo México, the "Reporting Persons"), with respect to the common stock, par value $0.01, of Southern Copper Corporation, a Delaware corporation (the "Issuer"), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 12, 1996, as further amended March 6, 1996, November 19, 1999, October 13, 2000, May 17, 2001, July 13, 2001, February 11, 2003, April 2, 2003, February 4, 2004, October 25, 2004, November 1, 2004, December 23, 2004, April 5, 2005, May 23, 2005, December 5, 2008 and March 4, 2009 (collectively with this Amendment No. 15, the "Schedule 13D"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D as heretofore amended.

Item 1.  Security and Issuer

  The Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock") of the Issuer.

Item 2.  Identity and Background

  Item 2 is hereby amended and supplemented as follows:

  Annex I hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of Grupo México. The information set forth in Annex I hereto is incorporated herein by reference.

  Annex II hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex II hereto is incorporated herein by reference.

  During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed in Annex I or Annex II hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

  Item 4 is hereby amended and supplemented by adding the following:

  On July 22, 2010, AMC delivered a letter (the "Proposal Letter") to the Board of Directors of the Issuer in which AMC expressed a non-binding indication of interest in a business combination of AMC and the Issuer. The proposed business combination would be accomplished by merging a newly-created, wholly-owned subsidiary of AMC with and into the Issuer, with the Issuer being the surviving entity and becoming a wholly-owned subsidiary of AMC (the "Transaction"). Under the proposed terms of the Transaction, stockholders of the Issuer, other than AMC or its affiliates, would receive 1.237 shares of AMC common stock, par value $0.01 per share, for each share of Common Stock that they own. As a condition to the consummation of the Transaction, AMC would register its common stock under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act" and together with the Securities Act, the "Acts"), and list its common stock on the New York Stock Exchange ("NYSE") and the Lima Stock Exchange ("LSE"). Upon consummation of the transaction, the Common Stock would cease to be listed on the NYSE and the LSE and would cease to be registered under the Acts. The proposal set forth in the Proposal Letter is subject to a number of conditions, including: the negotiation and execution of a mutually satisfactory definitive merger agreement and related agreements and the satisfaction of the conditions set forth therein; the recommendation of the Transaction, the terms thereof and any agreement or agreements relating thereto by a committee of independent directors of the Issuer to the Board of Directors of the Issuer; approval of the Transaction and definitive merger documentation by the Boards of Directors of the Issuer and Grupo México and the Board of Directors and sole stockholder of AMC; AMC's satisfaction, in its sole discretion, with the results of its due diligence review of the Issuer; receipt of any governmental and of existing lender and other third-party consents and approvals; and the absence of a material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of the Issuer. The Proposal Letter and the proposal contained therein constitute a non-binding indication of interest only with respect to the Transaction and do not constitute an offer capable of being accepted or impose any commitment or obligation, express or implied, on either party in any respect. A binding commitment with respect to the Transaction would result only from the execution and delivery of a definitive merger agreement in a form satisfactory to AMC in its sole discretion, when and if such an agreement is executed and delivered by the parties.  No assurances can be given that a definitive merger agreement with respect to the Transaction will be entered into or that the proposed Transaction will be consummated. The Proposal Letter states that neither AMC nor Grupo México are interested in any sale or merger of the Issuer (other than as contemplated in the Transaction) or selling their shares of the Issuer to any third party.

  The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. On July 23, 2010, Grupo México issued a press release announcing the delivery of the Proposal Letter. A copy of the press release is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

The Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the NYSE, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the proposal set forth in the Proposal Letter or any amendment thereof.

  The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock; propose, pursue, choose not to pursue or terminate the Transaction; change the terms of the Proposal Letter, including, among other things, the price, conditions, or scope of the Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

  Except as set forth above, no Reporting Person has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and supplemented by adding the following:

  (a, b)  As of the date hereof, Grupo México and AMC may each be deemed to beneficially own 680,000,000 shares of Common Stock, constituting 80.0% of the total outstanding shares of Common Stock based on a total of 850,000,000 shares of Common Stock outstanding as of April 30, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2010. Grupo México and AMC do not have the sole power to vote or direct the vote of any shares of Common Stock; have the shared power to vote or direct the vote of 680,000,000 shares of Common Stock; do not have the sole power to dispose or direct the disposition of any shares of Common Stock; and have the shared power to dispose or direct the disposition of 680,000,000 shares of Common Stock.

               To the knowledge of the Reporting Persons, the following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by the persons listed on Annexes I and II based on a total of 850,000,000 shares of Common Stock outstanding as of April 30, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2010, as well as the number of shares of Common Stock as to which each of the persons listed on Annexes I and II has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof. To the knowledge of the Reporting Persons, the persons listed below are the only persons listed on Annexes I and II who beneficially own Common Stock.

Individual	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
German Larrea Mota-Velasco	514,400	*	514,400	0	514,400	0
Genaro Larrea Mota-Velasco	8,400	*	8,400	0	8,400	0
Alfredo Casar Perez	1,200	*	1,200	0	1,200	0
Oscar Gonzalez Rocha	125,200	*	125,200	0	125,200	0
Xavier Garcia de Quevedo Topete	3,600	*	3,600	0	3,600	0
Emilio Carrillo Gamboa	9,600	*	9,600	0	9,600	0
Daniel Muñiz Quintanilla	1,200	*	1,200	0	1,200	0
Alberto de la Parra Zavala	2,800	*	2,800	0	2,800	0
Juan Rebolledo	6,000	*	6,000	0	6,000	0
* Less than 1%

  (c)  No transaction has been effected in the Common Stock within the past sixty days by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the persons listed on Annexes I and II.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

  Pursuant to the terms of the Stock Pledge Agreement (the "Stock Pledge Agreement"), dated as of December 9, 2009, by and between AMC and The Bank of New York Mellon (the "Collateral Agent"), entered into in connection with a Credit Agreement (the "Credit Agreement"), dated as of December 9, 2009, by and among BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent (the "Administrative Agent"), the Collateral Agent, certain lenders from time to time party thereto (the "Lenders") and AMC, AMC has pledged 110,000,000 shares of its Common Stock (the

"Pledged Shares") to secure the outstanding amounts owed by AMC under the Credit Agreement. The Collateral Agent may from time to time request that AMC increase the collateral under the Stock Pledge Agreement in connection with amounts outstanding under the Credit Agreement based on, among other things, the market price of the Common Stock. If the Collateral Agent requests an increase in collateral, AMC could satisfy such request with additional shares of Common Stock or with cash or cash equivalents instead. Pursuant to the terms of the Stock Pledge Agreement, AMC retains the right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Shares, but has agreed that it will not vote any of the Pledged Shares in any manner that is inconsistent with the express terms of the Credit Agreement or any related loan document or that would reasonably be expected to have a material adverse effect on the Collateral Agent's interest in the Pledged Shares or on the right and ability of the Administrative Agent, the Collateral Agent or the Lenders to receive payment of the obligations secured by the Pledged Shares as and when due. AMC will discuss with the Lenders the consents, waivers and amendments that may be required under the Stock Pledge Agreement and the Credit Agreement in order to consummate a transaction consistent with the proposal set forth in the Proposal Letter.  No assurance can be given that the Lenders or the Collateral Agent will agree to grant any consent or waiver or enter into any amendment to the Stock Pledge Agreement or the Credit Agreement in connection with the proposal set forth in the Proposal Letter.

  The foregoing description of the Stock Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Pledge Agreement, which is filed as Exhibit 3 hereto and is incorporated by reference into this Item 6.

  The description in Item 4 above of the Proposal Letter and the proposal set forth therein is incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Title

1	Letter, dated July 22, 2010, from Americas Mining Corporation to Southern Copper Corporation

2	Press Release, dated July 23, 2010

3	Stock Pledge Agreement, dated as of December 9, 2009, by and between Americas Mining Corporation and The Bank of New York Mellon

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: July 23, 2010

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

AMERICAS MINING CORPORATION

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Vice-President and Chief Financial Officer

Annex I
GRUPO MÉXICO
Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500 Phoenix, AZ 85028	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México
Genaro Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500 Phoenix, AZ 85028	Vice-President and Director	Chairman of Corporación Scribe
Alfredo Casar Perez	Bosque de Ciruelos No. 99 11700 Mexico City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.
Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation
Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	Director	President of Minera México, S.A. de C.V.
Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009 Mexico City	Director	Partner of Bufete Carillo, S.C.
Fernando Ruiz Sahagun	Vasco de Quiroga No. 2121, Fl. 4 01210 - Mexico, D. F.	Director	Counsel of Chevez, Ruiz, Zamarripa y Cía, S.C.
Agustin Santamarina V.	Campos Eliseos No. 345, Fl. 3 11560 Mexico City	Director	Counsel of Santamarina y Steta, S.C.
Antonio Madero Bracho	Monte Pelvoux No. 220, Fl. 8 11000 Mexico City	Director	Executive President of San Luis Corporacion, S.A. de C.V.
Prudencio Lopez Martinez	Vasco de Quiroga No. 2121, Fl. 2 01210 Mexico City	Director	President of Sanvica, S.A. de C.V.
Jose Mendoza Fernandez	Privada Juarez No. 43 04000 Mexico City	Director	Consultant and Former Chairman of the Board and Chief Executive Officer Bufete Industrial, S.A. de C.V.
Valentín Diez Morodo	Campos Elíseos No. 400, Fl. 10 11000 Mexico City	Director	Sales and Exports Vice-President of Grupo Modelo
Claudio X. Gonzalez	Jaime Balmes No. 8, Fl. 9 11510 Mexico City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.
Rolando Vega Saenz	Paseo de los Tamarindos No. 60, Fl. 5 05120 Col. Bosques de las Lomas	Director	General Director of Seguros Atlas, S.C.
Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Chief Financial Officer	Chief Financial Officer of Grupo México
Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Secretary and General Counsel	General Counsel of Grupo México
Juan Rebolledo	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President, International Relations	Vice-President of Grupo México

Annex II
AMC
Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Grupo México
Oscar Gonzalez Rocha	Av. Caminos Del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation
Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	President, Chief Executive Officer and Director	President of Minera México, S.A. de C.V.
Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President and Chief Financial Officer	Chief Financial Officer of Grupo México
Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President Legal, General Counsel and Secretary	General Counsel of Grupo México

Exhibit Index

Exhibit No.	Title

1	Letter, dated July 22, 2010, from Americas Mining Corporation to Southern Copper Corporation

2	Press Release, dated July 23, 2010

3	Stock Pledge Agreement, dated as of December 9, 2009, by and between Americas Mining Corporation and The Bank of New York Mellon

Exhibit 1

Americas Mining Corporation
1150 North 7th Avenue
Tucson, AZ 85705

July 22, 2010

Board of Directors
Southern Copper Corporation
Edificio Parque Reforma
Campos Eliseos No. 400, 12th Floor
Col. Lomas de Chapultepec
Mexico City, C.P. 11000, Mexico

Gentlemen:

On behalf of Americas Mining Corporation ("AMC"), I am pleased to submit the following non-binding indication of interest (the "proposal") for an all-stock business combination of Southern Copper Corporation ("Southern Copper") and AMC, in which all public stockholders of Southern Copper would receive common shares of AMC in exchange for their Southern Copper shares.  Through their ownership of AMC shares as a result of the transaction, Southern Copper's public stockholders would have an ownership interest in the businesses of both Southern Copper and ASARCO, LLC, a wholly-owned subsidiary of AMC ("ASARCO").

We are excited about the prospects and benefits of pursuing a combination of these two attractive businesses and believe that such combination will be value enhancing for all stockholders involved.

The transaction would provide Southern Copper’s public stockholders the opportunity to participate in the future growth of Southern Copper and ASARCO, which will be enhanced by the synergies and operating efficiencies that can be realized between the two companies under common ownership and management.

We believe the combination would solidify the combined company as one of the leading copper companies in the world and enhance Southern Copper's scale of operations.  Southern Coppers’s already leading copper reserves position would be increased by an estimated 8.3MM MT of long-life reserves.

Additionally, the transaction would allow Southern Copper to diversify its geographic footprint into an attractive country.  All of ASARCO’s mining assets are located in the U.S.  This geographic diversification, together with increased production and reserves, offers greater production flexibility.

We believe a combination of Southern Copper and ASARCO would provide important synergies, including with respect to improved recovery and capacity utilization at the combined mining operations, cost reductions in operations and transportation and overhead, and capital expenditure savings.

An all-stock combination under AMC of the businesses of Southern Copper and ASARCO, which has increased in value after giving effect to ASARCO’s emergence from bankruptcy, would create a stronger combined balance sheet.  This stronger combined balance sheet paired with greater scale, diversification and operating efficiencies, would provide the combined entity with a significantly enhanced credit profile and, as a result, with more attractive future financing opportunities.

Given the two companies’ familiarity and strong strategic and operating fit, we believe that an orderly integration of the two companies’ operations can be successfully completed in a short period of time.  Our team stands ready to devote the necessary resources to endeavor to complete this transaction expeditiously.

Terms of Proposed Transaction

The transaction would be accomplished by merging a newly-created, wholly-owned subsidiary of AMC with and into Southern Copper, with Southern Copper being the surviving entity and becoming a wholly-owned subsidiary of AMC (the "Transaction").  Under this structure, Southern Copper and ASARCO would be separate legal entities, each 100% owned by AMC.  In the Transaction, Southern Copper’s stockholders (other than AMC and its affiliates) would receive 1.237 shares of common stock, par value $0.01 per share, of AMC (each, an "AMC Share") for each share of common stock, par value $0.01 per share, of Southern Copper (each, a "Southern Copper Share") then held by such stockholders (the "Exchange Ratio").  The Exchange Ratio is based on the simple average of Southern Copper closing share prices for the last 30 trading days up to and including July 21, 2010 and assumes an implied equity value of ASARCO of approximately $5.94 billion, and also takes into account, among other things, the remaining approximately 10,983 million Mexican pesos currently outstanding under the credit facility entered into by AMC to fund ASARCO's reorganization plan in December 2009.

In order to assure Southern Copper stockholders of continuing liquidity for their investment after the Transaction, as a condition to consummation of the Transaction, AMC would register its common stock under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, and list its common stock on the New York Stock Exchange ("NYSE") and the Lima Stock Exchange ("LSE").  We would propose that the Board of Directors of AMC after consummation of the Transaction would initially be substantially similar to the current Board of Directors of Southern Copper.

Upon consummation of the Transaction, among other things:

•	AMC would own 100% of the outstanding shares of each of Southern Copper and ASARCO;

•
Southern Copper’s public stockholders would cease to own any Southern Copper Shares and would instead own collectively approximately 16.6% of the then outstanding shares of AMC, as compared to currently owning approximately 20% of the outstanding Southern Copper Shares;

2

•	Southern Copper Shares would be delisted from the NYSE and the LSE; and

•	AMC would become a NYSE-listed, LSE-listed U.S. SEC registrant.

We expect that the Transaction would be tax-free to Southern Copper’s stockholders.

Next Steps

The Board of Directors of AMC, by unanimous vote of all directors present, and Grupo México, as sole stockholder of AMC, have approved the submission of this proposal.

We expect that Southern Copper will establish a special committee of independent directors to consider our proposal on behalf of Southern Copper’s public stockholders and make a recommendation to the Board of Directors of Southern Copper regarding the Transaction, with the assistance of the legal and financial advisors selected by the special committee.  We would like to meet with the special committee to discuss our proposal in greater detail as soon as it is in a position to do so.

Our proposal is conditioned on, among other things: the negotiation and execution of a mutually satisfactory definitive merger agreement and related agreements and the satisfaction of the conditions set forth therein; the recommendation of the Transaction, the terms thereof and any agreement or agreements relating thereto by a committee of independent directors of Southern Copper to the Board of Directors of Southern Copper; approval of the Transaction and definitive merger documentation by the Boards of Directors of Southern Copper and Grupo México and the Board of Directors and sole stockholder of AMC; AMC’s satisfaction, in its sole discretion, with the results of its due diligence review of Southern Copper; receipt of any governmental and of existing lender and other third-party consents and approvals; and the absence of a material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of Southern Copper.

We have assembled a team of advisors including Morgan Stanley and Skadden, Arps, Slate, Meagher & Flom LLP.  We are prepared, together with our advisors, to move expeditiously to conduct confirmatory due diligence and commence discussions as soon as possible.  In addition, because the merger consideration would consist of AMC common stock, we would provide Southern Copper the opportunity to conduct appropriate due diligence with respect to AMC and ASARCO.

We would like Southern Copper’s stockholders to be informed of our proposal and, accordingly, our intention is to publicly release this letter before the market opens tomorrow morning.  We will also amend our Schedule 13D filing with respect to our investment in Southern Copper.

3

Please be advised that neither AMC nor Grupo México are interested in any sale or merger of Southern Copper (other than as contemplated in the Transaction) or selling their shares of Southern Copper to any third party.

*           *           *
This letter and the proposal constitute a non-binding indication of interest only with respect to the Transaction and do not constitute an offer capable of being accepted or impose any commitment or obligation, express or implied, on either party in any respect.  No contract, agreement, commitment or obligation of AMC, express or implied, to proceed with or negotiate any Transaction shall be deemed to exist or be created by this letter, our proposal, our discussions or otherwise.  A binding commitment with respect to the Transaction would result only from the execution and delivery of a definitive merger agreement in a form satisfactory to us in our sole discretion, when and if such an agreement is executed and delivered by the parties.  AMC reserves the right, in its sole discretion, to reject any and all counter-proposals made by Southern Copper relating to the Transaction and to cease discussions or negotiations concerning the Transaction at any time and for any reason.

We strongly believe the proposal provides a unique opportunity for a value enhancing Transaction for Southern Copper’s stockholders.  We are committed to devoting all necessary resources to complete this transaction expeditiously and look forward to hearing from you soon.  Should you have any questions or otherwise wish to discuss any aspect of this letter, please feel free to call Daniel Muñiz Quintanilla at (52) 55-1103-5000.

We look forward to hearing from you.

Sincerely,

AMERICAS MINING CORPORATION

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Vice-President and Chief Financial Officer

4

Exhibit 2

Grupo México Subsidiary, Americas Mining Corporation, Proposes Combining
Operations of Southern Copper and ASARCO under Common Ownership

Offers Southern Copper Stockholders Opportunity to Participate in Future Growth of Combined Enterprise

Mexico City, Mexico - July 23, 2010 - Grupo México, S.A.B. de C.V. today announced that its subsidiary, Americas Mining Corporation, has submitted to the Board of Directors of Southern Copper Corporation (NYSE: SCCO) a non-binding indication of interest for an all-stock business combination of Southern Copper and AMC, in which all public stockholders of Southern Copper would receive common shares of AMC in exchange for their Southern Copper shares.  Through their ownership of AMC shares as a result of the transaction, Southern Copper's public stockholders would have an ownership interest in Southern Copper and in ASARCO, LLC, a wholly-owned subsidiary of AMC.  ASARCO mines and processes primarily copper in the United States. AMC currently owns approximately 80% of Southern Copper's issued and outstanding common shares and would own 100% of Southern Copper after the transaction.

The transaction would be accomplished by merging a newly-created, wholly-owned subsidiary of AMC with and into Southern Copper, with Southern Copper being the surviving entity and becoming a wholly-owned subsidiary of AMC.  In the transaction, all of the public stockholders of Southern Copper would receive 1.237 shares of AMC common stock for each share of Southern Copper common stock held by such stockholders.  The exchange ratio is based on the simple average of Southern Copper closing share prices for the last 30 trading days up to and including July 21, 2010 and assumes an implied equity value of ASARCO of approximately $5.94 billion, and also takes into account, among other things, the remaining approximately $10,983 million Mexican pesos currently outstanding under the credit facility entered into by AMC to fund ASARCO's reorganization plan in December 2009.  As a result of the transaction, the public stockholders would own collectively approximately 16.6% of the AMC common stock, as compared to currently owning approximately 20% of the outstanding Southern Copper common stock.  In connection with the transaction, AMC would become a NYSE-listed, Lima Stock Exchange-listed U.S. SEC registrant.

The transaction would provide Southern Copper's public stockholders the opportunity to participate in the future growth of Southern Copper and ASARCO, which would be enhanced by the synergies and operating efficiencies that can be realized between the two companies under common ownership and management.

A spokesperson for Grupo México stated: "We believe a combination of Southern Copper and ASARCO under common ownership would provide important synergies, including cost reductions in operations and transportation and overhead, and capital expenditure savings which would benefit all stockholders of the combined entity."

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AMC's proposal is conditioned on, among other things: the negotiation and execution of a mutually satisfactory definitive merger agreement and related agreements and the satisfaction of the conditions set forth therein; the recommendation of the transaction, the terms thereof and any agreement or agreements relating thereto by a committee of independent directors of Southern Copper to the Southern Copper Board of Directors; approval of the transaction and definitive merger documentation by the Boards of Directors of Southern Copper and Grupo México and by the Board of Directors and sole stockholder of AMC; AMC's satisfaction, in its sole discretion, with the results of its due diligence review of Southern Copper; receipt of any governmental and of existing lender and other third-party consents and approvals; and the absence of a material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of Southern Copper.

Grupo México understands that Southern Copper's Board will establish a special committee of independent directors to evaluate AMC's proposal on behalf of the public stockholders.

Morgan Stanley is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Grupo México and AMC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction and its investment in Southern Copper, Grupo México and AMC are filing an amended beneficial ownership report on Schedule 13D with the Securities and Exchange Commission.  In addition, AMC and Southern Copper will file an Information Statement/Prospectus with the Securities and Exchange Commission.  Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC's web site at http://www.sec.gov.  Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel.  Free copies of  Southern Copper Corporation's filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.

FORWARD-LOOKING STATEMENTS

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC's ability to enter into definitive agreements with respect to the proposed transaction; AMC's ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC's ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Exhibit 3

EXECUTION VERSION

AMC PLEDGE AND SECURITY AGREEMENT

AMC PLEDGE AND SECURITY AGREEMENT (this “Agreement”) dated as of December 9, 2009, by and between AMERICAS MINING CORPORATION, a Delaware corporation (the “Pledgor”) and THE BANK OF NEW YORK MELLON (the “Collateral Agent”) acting for the ratable benefit of the Secured Parties.

RECITALS

WHEREAS, BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent (the “Administrative Agent”), the Collateral Agent, the Lenders from time to time party thereto and the Pledgor, as Borrower thereunder, have entered into a Credit Agreement, dated as of December 9, 2009 (as amended from time to time, the “Credit Agreement”), pursuant to which the Lenders agree to make Loans to the Pledgor in accordance with the provisions thereof;

WHEREAS, the Pledgor is the beneficial owner of common shares of Southern Copper Corporation (“PCU”), a corporation duly organized and validly existing under the laws of the State of Delaware;

WHEREAS, the Pledgor is the beneficial owner of 100% of all the issued and outstanding shares of ASARCO Incorporated (“ASARCO Inc.”), a corporation duly organized and validly existing under the laws of the State of Delaware; and

WHEREAS, it is a condition precedent to the Lenders’ extending credit to the Pledgor under the Credit Agreement that the Pledgor executes and delivers to and for the benefit of the Collateral Agent a security agreement, pursuant to which the Pledgor pledges and grants a security interest in certain of the PCU Shares (as defined in the Credit Agreement), dividends and distributions from all the PCU Shares credited to the Collection Account, the ASARCO Inc. Shares, dividends and distributions from the ASARCO Inc. Shares and certain other collateral as described herein, to the Collateral Agent as collateral to secure the Pledgor’s obligations under the Credit Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.   Definitions.

(a)          Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement. As used in this Agreement, the following terms have the respective meanings set forth below:

“Account Control Agreement” shall mean an agreement between the Pledgor, the Collateral Agent and the Intermediary with respect to the Collection Account, the Reserve Account and the Control Account as to which the Intermediary has agreed that it will comply with entitlement orders originated by the Collateral Agent without further consent by the Pledgor in substantially the form of Exhibit A hereto.

“Additional ASARCO Inc. Shares” means all shares of capital stock of any class of ASARCO Inc., or any successor in interest thereto, acquired from time to time by Pledgor in any manner whatsoever which are in addition to, or in substitution or replacement of, the Initial ASARCO Inc. Shares.

“Agreement” has the meaning assigned to such term in the preamble.

“Amount of Loans Outstanding” shall mean, at any time, (i) with respect to any Dollar Loan, the Dollar Amount of such Loans then outstanding and (ii) with respect to any Peso Loan, the Dollar Amount of such Loans then outstanding.

“ASARCO Inc. Shares” shall mean the issued and outstanding shares of ASARCO Inc.

“ASARCO Interests” shall mean the limited liability company membership interests in ASARCO.

“ASARCO USA Shares” shall mean the issued and outstanding shares of ASARCO USA.

“Beneficial Owner” shall mean a beneficial owner, as such term is defined in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, of common shares of PCU.

“Cash” shall mean the lawful currency of the United States of America.

“Cash Dividends” shall mean Dividends in the form of Cash.

“Collateral” has the meaning assigned to such term in Section 2.

“Collateral Agent” has the meaning assigned to such term in the preamble.

“Collateral Requirement” shall mean the requirement that:

(i)           the PCU Shares shall have been registered as a class of securities under the Securities Exchange Act;

(ii)           certificates evidencing a number of Pledged PCU Shares such that the PCU Collateral Ratio equals or exceeds the PCU Minimum Ratio shall have been delivered to the Collateral Agent, accompanied by undated powers in the form attached as Exhibit B hereto, duly executed by the Pledgor in blank;

       (iii)     certificates evidencing the Initial ASARCO Inc. Shares shall have been delivered to the Collateral Agent, accompanied by undated powers in the form attached as Exhibit B hereto, duly executed by the Pledgor in blank;

(iv)         all documents and instruments, including the Financing Statements and the Account Control Agreement, required to be filed, entered into, registered or recorded to create the Liens intended to be created by the Security Documents, establish control over the Collateral and perfect or record such Liens to the extent, and with the priority, required by the Security Documents, shall have been filed, registered or recorded or delivered on the Closing Date for filing, registration or recording;

(v)          the Pledgor shall have delivered to the Collateral Agent a copy of the PCU Dividend Payments Direction Letter for delivery to PCU and a fully executed version of the Account Control Agreement;

(vi)         the Pledgor shall have delivered to the Collateral Agent a copy of a Foreign Exchange Counterparty Acknowledgment Letter with respect to any Foreign Exchange Contract or Hedge then in effect;

(vii)        all promissory notes representing any loans or advances made by the Pledgor to any Person other than any ASARCO Holding Company or any Subsidiary Guarantor, as may be permitted under Section 6.04(d) of the Credit Agreement, shall have been delivered to the Collateral Agent, accompanied by undated instruments of transfer in the form attached as Exhibit C hereto, duly executed by the Pledgor in blank; and

(viii)        the Pledged PCU Shares and ASARCO Inc. Shares are not subject to Transfer and Exercise Restrictions other than the Existing Transfer and Exercise Restrictions.

“Collateral Shortfall” shall mean, at any time, that the PCU Collateral Ratio is less than the PCU Minimum Ratio at such time.

“Collateral Shortfall Notice” shall mean, with respect to any Business Day, a notice delivered by the Collateral Agent to the Pledgor indicating that a Collateral Shortfall has occurred on such Business Day and indicating the amount of such shortfall.

“Collection Account” shall mean the securities account (as defined in Section 8-501 of the UCC) with account number 314067 entitled “Pledged AMC Collection Account in favor of The Bank of New York Mellon as Collateral Agent”, or any replacement securities account subject to an Account Control Agreement and maintained with the Intermediary in or to which any Collateral is now or hereafter held or credited.

“Control Account” shall mean the securities account (as defined in Section 8-501 of the UCC) with account number 314083 entitled “Pledged AMC Control Account in favor of The Bank of New York Mellon as Collateral Agent”, or any replacement securities account subject to an Account Control Agreement and maintained with the Intermediary in or to which any Collateral is now or hereafter held or credited.

“Credit Agreement” has the meaning assigned to such term in the Recitals.

“Dividends” shall mean in respect of any asset, all dividends, shares, securities, instruments or property representing a dividend or similar distribution or return of capital (including in a liquidation) in respect of such asset.

“Existing Transfer and Exercise Restrictions” shall mean, (i) with respect to any PCU Shares and Other Proceeds relating thereto, Transfer and Exercise Restrictions existing by virtue of the fact that the Pledgor is an “affiliate” (within the meaning of Rule 144 of the Securities Act) of the Issuer or that a Secured Party becomes an "affiliate" in connection with the exercise of remedies herein, (ii) with respect to any ASARCO Inc. Shares and Other Proceeds relating thereto, Transfer and Exercise Restrictions consisting of any registration or qualification requirement or prospectus delivery requirement for such item of ASARCO Inc. Shares or Other Proceeds relating thereto pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under the Securities Act) and (iii) with respect to any other Collateral, none.

“Financing Statement” has the meaning assigned to such term in Section 4(g).

“Initial ASARCO Inc. Shares” means all the ASARCO Inc. Shares as of the Closing Date, which consist of 100 issued and outstanding shares with a par value of $0.01/share and are represented by certificate number 1 representing one hundred (100) shares of ASARCO Incorporated.

“Intermediary” shall mean the securities intermediary maintaining the Collection Account, the Reserve Account and the Control Account pursuant to the Account Control Agreement, which on the date hereof is The Bank of New York Mellon.

“Non-Cash Dividends” shall mean all Dividends not constituting Cash Dividends.

“Non-Dividend Proceeds” shall mean all shares, securities, instruments, cash or other property: (i) distributed as a result of a split-up, revision, reclassification, recapitalization or other similar change, (ii) distributed in exchange for or converted from any securities or other property, including any subscription warrants, rights or options, (iii) constituting any equity interests of a successor entity formed by or resulting from any consolidation or merger received in exchange for the non-surviving entity, or (iv) not otherwise constituting Dividends.

“Other Proceeds” shall mean all Non-Cash Dividends and Non-Dividend Proceeds.

“PCU Dividend Payments Direction Letter” shall mean a letter substantially in the form of Exhibit E hereto from the Pledgor to PCU pursuant to which Pledgor irrevocably directs PCU to pay or otherwise transfer all Dividends in respect of the PCU Shares directly to the Collection Account on the distribution date thereof.

“PCU Shares” shall mean the common shares of PCU owned by the Pledgor from time to time (including the Pledged PCU Shares).

“Pledged ASARCO Inc. Shares” shall mean the Initial ASARCO Inc. Shares and the Additional ASARCO Inc. Shares.

“Pledged PCU Shares” shall mean the PCU Shares delivered to the Collateral Agent from time to time in accordance with the provisions herein and the other Loan Documents.

“Pledgor” has the meaning assigned to such term in the Preamble.

“Reserve Account” shall mean the securities account (as defined in Section 8-501 of the UCC) in the name of the Pledgor with account number 314079 entitled “Pledged AMC Reserve Account in favor of The Bank of New York Mellon as Collateral Agent”, or any replacement securities account subject to an Account Control Agreement maintained with the Intermediary in or to which any Collateral is now or hereafter held or credited.

“Secured Parties” shall mean (i) the Administrative Agent, (ii) the Collateral Agent, and (iii) the Lenders.

“Stock Collateral” shall mean (i) the Pledged PCU Shares, (ii) the Pledged ASARCO Inc. Shares, and (iii) any Non-Cash Dividends or Non-Dividend Proceeds in respect of (i) and (ii).

“Transfer” shall mean (i) in the case of a transfer by the Pledgor to the Collateral Agent (a) in the case of Cash Dividends in respect of PCU Shares or ASARCO Inc. Shares, payment or delivery by wire transfer to the Collection Account, (b) in the case of Non-Cash Dividends in respect of PCU Shares or ASARCO Inc. Shares, the crediting by the Intermediary of such Non-Cash Dividends to the Collection Account, delivery of the certificates to the Collateral Agent accompanied by undated powers in the form attached as Exhibit B hereto, duly executed by the Pledgor in blank, in the case of certificated Non-Cash Dividends, or registration in the name of the Collateral Agent in the case of uncertificated Non-Cash Dividends, (c) in the case of PCU Shares and ASARCO Inc. Shares, delivery of certificates evidencing the same to the Collateral Agent, accompanied by undated powers in the form attached as Exhibit B hereto, duly executed by the Pledgor in blank, (d) in the case of Other Eligible Collateral being substituted by the Pledgor for Pledged PCU Shares, the crediting by the Intermediary of such Other Eligible Collateral to the Control Account and (e) in all other cases, including in the case of Non-Dividend Proceeds in respect of the Pledged PCU Shares and the ASARCO Inc. Shares, the crediting by the Intermediary to the Control Account, delivery of the certificates to the Collateral Agent accompanied by undated powers in the form attached as Exhibit B hereto, duly executed by the Pledgor in blank, in the case of certificated securities, or registration in the name of the Collateral Agent in the case of uncertificated securities and (ii) in the case of a transfer by the Collateral Agent to the Pledgor, complying with such delivery instructions as the Pledgor shall provide to the Collateral Agent in writing.

“Transfer and Exercise Restrictions” shall mean, with respect to any item of Stock Collateral, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such item of Stock Collateral or to exercise or enforce the provisions thereof or of any document related thereto whether set forth in such item of Stock Collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, pledge, assignment, transfer, exercise or enforcement of, or with respect to, such item of Stock Collateral be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of Stock Collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of Stock Collateral, prior to the sale, pledge, assignment or other transfer, exercise or enforcement of, or with respect to, such item of Stock Collateral, (iv) any registration or qualification requirement or prospectus delivery requirement for such item of Stock Collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under the Securities Act) and (v) any legend or other notification appearing on any certificate representing such item of Stock Collateral to the effect that any such condition or restriction exists.

“UCC” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

(b)          Rules of Construction.

(i)           The definitions of terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time, in each case, in accordance with the express terms of this Agreement, and (b) all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, however, that if the Pledgor notifies the Collateral Agent that the Pledgor wishes to amend any provision hereof to eliminate the effect of any change in GAAP occurring after the date of this Agreement on the operation of such covenant (or if the Collateral Agent (notified by the Administrative Agent on behalf of the Required Lenders) notifies the Pledgor that the Required Lenders wish to amend any such provision for such purpose), then the Pledgor’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Pledgor and the Required Lenders.

(ii)           In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each means “to but excluding”; and the word “through” means “to and including.”

(iii)          Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

Section 2.   The Pledge. As collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, the Pledgor hereby pledges and grants to the Collateral Agent, acting for the ratable benefit of the Secured Parties, a security interest in all of its right, title and interest in the following property, whether now owned by the Pledgor or hereafter acquired and whether now existing or hereafter coming into existence (all being collectively referred to in this Agreement as the “Collateral”):

(a)          the Pledged PCU Shares, any certificates representing the Pledged PCU Shares and all Dividends and Non-Dividend Proceeds with respect thereto;

(b)          the Initial ASARCO Inc. Shares, the certificates representing the Initial ASARCO Inc. Shares and all Dividends and Non-Dividend Proceeds with respect thereto;

(c)          the Additional ASARCO Inc. Shares, the certificates representing the Additional ASARCO Inc. Shares and all Dividends and Non-Dividend Proceeds with respect thereto; and

(d)          any Registration Rights Agreement;

(e)          any Foreign Exchange Contract or Hedging Agreement;

(f)           the Collection Account and any cash, securities or other property held therein or credited thereto, including security entitlements, as defined in §8-102(a)(17) of the UCC with respect thereto and including, without limitation, all Dividends credited thereto;

(g)          the Reserve Account and any cash, securities or other property held therein or credited thereto, including security entitlements, as defined in §8-102(a)(17) of the UCC with respect thereto;

(h)          the Control Account and any cash, securities or other property held therein or credited thereto, including security entitlements, as defined in §8-102(a)(17) of the UCC with respect thereto and including, without limitation, all Non-Dividend Proceeds of Pledged PCU Shares;

(i)           any loans or advances made by the Pledgor to any Person other than any ASARCO Holding Company or any Subsidiary Guarantor, as may be permitted under Section 6.04(d) of the Credit Agreement, and any related promissory note issued to the Pledgor; and

(j)           all cash and non-cash proceeds (as defined in the UCC), including proceeds of proceeds, of any of the foregoing, including, all accounts, cash, chattel paper, contract rights, deposit accounts, distributions, dividends, documents of title, equipment, general intangibles, instruments, interest, inventory, investment property, premiums, profits, and other property from time to time received, receivable, or otherwise distributed in respect of or in exchange for, or as a replacement of or a substitution for, any of the foregoing.

Section 3.   Collateral Administration

(a)          Collateral Requirement. As of the Closing Date and as set forth in the Credit Agreement, the Administrative Agent shall have received a certificate from the Pledgor certifying that the Collateral Requirement has been satisfied.

(b)          Delivery of Additional ASARCO Inc. Shares and Non-Dividend Proceeds. Promptly upon the existence of any Additional ASARCO Inc. Shares and any Non-Dividend Proceeds in respect of ASARCO Inc. Shares, the Pledgor shall effectively Transfer such other Additional ASARCO Inc. Shares and Non-Dividend Proceeds to the Collateral Agent.

(c)          Dividends. With respect to the PCU Shares, (i) all Cash Dividends shall be credited immediately to the Collection Account in accordance with Section 5(c) herein and (ii) all Non-Cash Dividends shall be promptly credited directly to the Collection Account or otherwise effectively Transferred. With respect to the ASARCO Inc. Shares, (i) all Cash Dividends shall be credited immediately to the Collection Account in accordance with Section 5(b) herein and (ii) all Non-Cash Dividends shall be promptly credited directly to the Collection Account or otherwise effectively Transferred.

(d)          Conversion of Non-Cash Dividends. Upon notification by the Intermediary to the Collateral Agent that Non-Cash Dividends have been credited to the Collection Account, the Collateral Agent shall promptly sell or otherwise dispose of such Non-Cash Dividends and cause the proceeds from such sale to be credited to the Collection Account. Upon receipt of any Non-Cash Dividends Transferred in any manner other than by credit to the Collection Account, the Collateral Agent shall promptly inform the Administrative Agent and shall, if so directed by the Administrative Agent on behalf of the Required Lenders, sell or otherwise dispose of such Non-Cash Dividends and cause the proceeds from such sale to be credited to the Collection Account.

(e)          Application of Dividends. All amounts credited to the Collection Account shall be applied by the Administrative Agent in accordance with Section 2.12(d) of the Credit Agreement.

(f)           Collateral Valuation and Maintenance. The Pledgor shall Transfer PCU Shares or Other Eligible Collateral such that at all times the PCU Collateral Ratio equals or exceeds the PCU Minimum Ratio in accordance with Section 5.14 of the Credit Agreement.

(g)           Investments in the Accounts. At all times prior to the occurrence and continuance of an Event of Default, the Collateral Agent shall instruct the Intermediary as follows:

(i)           with respect to any cash and other property credited to the Collection Account, the Collateral Agent shall instruct the Intermediary to invest such amounts as the Pledgor may direct the Collateral Agent in writing from time to time; provided that the Pledgor may only direct the Collateral Agent to invest in Other Eligible Collateral maturing no later than ten (10) Business Days prior to the next succeeding Monthly Payment Date or Interest Payment Date;

(ii)           with respect to any cash and other property credited to the Reserve Account, the Collateral Agent shall instruct the Intermediary to invest such amounts as the Pledgor may direct the Collateral Agent in writing from time to time provided that the Pledgor may only direct the Collateral Agent to invest in Permitted Investments maturing no later than ten (10) Business Days prior to the next succeeding Monthly Payment Date or Interest Payment Date; and

(iii)          with respect to any cash and other property credited to the Control Account, the Collateral Agent shall instruct the Intermediary to invest such amounts as the Pledgor may direct the Collateral Agent in writing from time to time; provided that the Pledgor may only direct the Collateral Agent to invest in Other Eligible Collateral.

(h)          Substitution. Upon notice to the Collateral Agent specifying the items to be Transferred and with a copy provided to the Administrative Agent, the Pledgor may, on any Business Day, Transfer to the Collateral Agent Other Eligible Collateral (“Substitute Credit Support”) and the Collateral Agent will Transfer to the Pledgor the number of Pledged PCU Shares or Other Eligible Collateral credited to the Control Account specified by the Pledgor in its notice as promptly as possible following the date on which the Collateral Agent receives the Substitute Credit Support; provided that the Collateral Agent will only be obligated to Transfer Pledged PCU Shares or Other Eligible Collateral to the extent that the PCU Collateral Ratio immediately after giving effect to such substitution is equal to or greater than the PCU Collateral Ratio as of the Business Day immediately preceding the day of Transfer by the Collateral Agent; provided further that the Collateral Agent will not be obligated to Transfer to the Pledgor Pledged PCU Shares in connection with a substitution pursuant to this Section 3(h) if the Pledgor has not arranged for the Collateral Agent to have share certificates for the Pledged PCU Shares in a requisite quantity to permit such substitution.

(i)           Voting. At all times prior to the disposition of any Stock Collateral by Collateral Agent pursuant to Section 6 hereof, the Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Stock Collateral in a manner that is not inconsistent with the express terms of any Loan Document. The Pledgor agrees that the Pledgor shall not vote the PCU Shares or any Stock Collateral in any manner that is inconsistent with the express terms of any Loan Document or would reasonably be expected to have a material adverse effect on the Collateral Agent’s interest in the Stock Collateral or on the Secured Parties’ right and ability to receive payment of the Secured Obligations as and when due. For the avoidance of doubt, none of the Collateral Agent, any Lender or any other Secured Party shall have voting rights with respect to the Stock Collateral, except to the extent that the Collateral Agent or Lender buys any Pledged PCU Shares or other Stock Collateral in a sale or other disposition made pursuant to Section 6(b).

Section 4.   Representations and Warranties. The Pledgor represents and warrants to the Collateral Agent as of the date hereof, which representations and warranties shall be deemed repeated on each day on which the Pledgor delivers Collateral hereunder:

(a)          Power; Authority; Consent. The Pledgor has the power and authority to grant a security interest in the Collateral in the manner hereby done or contemplated and will defend its title or interest thereto or therein against any and all Liens (other than the security interest granted by this Agreement), however arising, of all Persons whomsoever.

(b)          Ownership and Liens. Except for the security interest granted hereunder, the Pledgor (i) is the sole legal and beneficial owner of the PCU Shares, the ASARCO Inc. Shares and the Collateral, and (ii) holds the same free and clear of all Liens other than a subordinated lien in favor of the Intermediary for its reasonable fees and expenses associated with the relevant securities account and the security interest permitted in Section 2.22 of the Credit Agreement securing the Peso Conversion Securities or the Dollar Conversion Securities, as the case may be.

(c)          Status of Shares. The PCU Shares and ASARCO Inc. Shares are duly authorized, validly existing, fully paid and non-assessable and none of the Pledged PCU Shares, ASARCO Inc. Shares or the other Collateral are subject to Transfer and Exercise Restrictions other than the Existing Transfer and Exercise Restrictions. The Pledgor’s holding period for any Pledged PCU Shares, determined as provided in Rule 144 under the Securities Act, commenced more than one year prior to the time that such PCU Shares become Collateral hereunder. Any pledge from time to time of Pledged PCU Shares hereunder constitutes a bona fide pledge with full recourse to the Pledgor.

(d)          Creation of the Security Interest. This Agreement, upon execution and delivery by the parties hereto, creates in favor of the Collateral Agent, acting for the ratable benefit of the Secured Parties, a legal, valid and enforceable first priority security interest in the Collateral.

(e)          Pledgor’s Name, Legal Status and Location. (i) The Pledgor’s exact legal name is that indicated in the introductory statement to this Agreement and is the exact name as it appears in the Pledgor’s organizational documents as filed with the Pledgor’s jurisdiction of organization and on the signature page hereof, and (ii) the Pledgor is an organization of the type and is organized solely in the jurisdiction set forth in the introductory statement to this Agreement. The Pledgor has not, during the past five years, been known by or used any other corporate or fictitious name, been a party to any merger or consolidation or changed its organizational legal entity designation or jurisdiction of organization.

(f)           Perfection by Control. (i) Upon delivery of the certificates evidencing the PCU Shares to the Collateral Agent in accordance with this Agreement, the Lien created under this Agreement will constitute a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Pledgor in such Collateral, in each case prior and superior in right to any other Person, (ii) upon execution of the Account Control Agreement, the Lien created under this Agreement in the Collection Account, Reserve Account and Control Account and the cash and property from time to time credited thereto will constitute a fully perfected first priority Lien on and security interest in, all right, title and interest of the Pledgor in such Collateral, in each case prior and superior in right to any other Person; and (iii) upon delivery of the certificates evidencing the Pledged ASARCO Inc. Shares to the Collateral Agent in accordance with this Agreement, the Lien created under this Agreement will constitute a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Pledgor in such Collateral, in each case prior and superior in right to any other Person.

(g)          Perfection by Filing. With respect to all Collateral that may be perfected by filing a financing statement pursuant to the UCC, when a UCC financing statement describing the Collateral has been filed in the offices of the Secretary of State of Delaware (naming “Americas Mining Corporation” as the debtor and “The Bank of New York Mellon” as Secured Party) (the “Financing Statement”), the Lien created under this Agreement shall constitute a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Pledgor in such Collateral, prior and superior in right to any other Person.

(h)          Foreign Exchange Contract Counterparty. Each counterparty to a Foreign Exchange Contract is a Foreign Exchange Counterparty.

Section 5.   Covenants. In furtherance of the pledge and grant of security interest pursuant to Section 2, until such time as all Secured Obligations have been paid in full, the Pledgor hereby agrees with the Collateral Agent as follows:

(a)          Maintenance of Collateral Value. Upon receipt of a Collateral Shortfall Notice from the Collateral Agent with respect to the occurrence of a Collateral Shortfall, the Pledgor will Transfer to the Collateral Agent within the time periods provided in Section 3(f) a number of PCU Shares or Other Eligible Collateral such that the PCU Collateral Ratio equals or exceeds the PCU Minimum Ratio as of the Business Day immediately preceding the day of Transfer by the Pledgor.

(b)          Payment of Dividends in respect of the ASARCO Inc. Shares. Pledgor acknowledges that ASARCO USA has instructed, and ASARCO has acknowledged, that ASARCO shall pay or otherwise cause to be credited all Dividends in respect of the ASARCO Interests to the Collection Account immediately on the distribution date thereof or otherwise Transfer any Non-Cash Dividends to the Collateral Agent in accordance with Section 5(a) of the ASARCO USA Pledge and Security Agreement. Pledgor shall not take any action to cause ASARCO USA to revoke or modify such instruction unless upon written notification from the Collateral Agent. Pledgor hereby agrees (i) that the crediting of any Dividends in respect of the ASARCO Interests to the Collection Account shall constitute payment of such amounts as Dividends to Pledgor in respect of the ASARCO Inc. Shares and (ii) to cause the taking of all corporate action necessary for such amounts to be declared as Dividends in respect of the ASARCO Inc. Shares, the ASARCO USA Shares and the ASARCO Interests.

(c)          Dividends and Non-Dividend Proceeds. The Pledgor shall not revoke or otherwise modify either of the PCU Dividend Payments Direction Letter or the Foreign Exchange Counterparty Instruction Letter unless the Pledgor shall have received written notification from the Collateral Agent otherwise approving an amendment or modification to such letter. If the Pledgor receives any (i) Dividends or Non-Dividend Proceeds in respect of the Pledged PCU Shares or the Pledged ASARCO Inc. Shares or (ii) Dividends in respect of the PCU Shares (in each case other than any amounts released to the Pledgor in accordance with Section 2.12(d) of the Credit Agreement), all such amounts shall be held in trust for the benefit of the Collateral Agent and the Pledgor shall immediately cause such amounts and property to be credited to the Collection Account or otherwise effectively Transferred to the Collateral Agent.

(d)          Status of Registration Rights Agreement. In the event any Registration Rights Agreement with respect to the PCU Shares is entered into on or after the date hereof pursuant to Section 5.10 of the Credit Agreement, the Pledgor shall promptly provide to the Collateral Agent a true and correct copy of such Registration Rights Agreement and use its best efforts to maintain such Registration Rights Agreement in full force and effect.

(e)          Collateral Agent Rights in Shares. Neither the Collateral Agent nor any other Secured Party shall have any right to sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of or use in its business any Stock Collateral at any time prior to the occurrence and continuance of an Event of Default and prior to the disposition of any Stock Collateral by the Collateral Agent pursuant to Section 6 hereof.

(f)           No Liens. The Pledgor agrees that it shall not (i) create or permit to exist any Lien (other than the security interest granted herein) or any Transfer and Exercise Restriction (other than any Existing Transfer and Exercise Restrictions) upon or with respect to the Collateral other than a subordinated lien in favor of the Intermediary for its reasonable fees and expenses associated with the relevant securities account and the security interest permitted in Section 2.22 of the Credit Agreement securing the Peso Conversion Securities or the Dollar Conversion Securities, as the case may be, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral except as permitted in the Credit Agreement or (iii) enter into or consent to any agreement pursuant to which any person other than the Collateral Agent has or will have control in respect of any Collateral.

(g)          Further Assurances. The Pledgor agrees to take such other action as the Collateral Agent shall reasonably request in writing to duly record or better effectuate the Lien created under this Agreement in the Collateral, including executing, delivering, filing and/or recording, in such locations and jurisdictions as the Collateral Agent shall specify (and hereby authorizes the Collateral Agent to file or record), any financing statement, undated power, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the judgment of the Collateral Agent) to create, preserve, perfect or validate the security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce its rights under this Agreement with respect to such security interest, including executing and delivering or causing the execution and delivery of any amendments to the Account Control Agreement with respect to the Collection Account, the Reserve Account and the Control Account and causing any or all of the Stock Collateral to be transferred of record into the name of the Collateral Agent or its nominee.

(h)          No Other Filings. The Pledgor will not, after the date hereof, file or suffer to be on file beyond ten (10) Business Days, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to the Collateral in which the Collateral Agent is not named as the sole secured party.

(i)           Change in the Pledgor’s Name, Legal Status and Location. The Pledgor agrees to furnish to the Collateral Agent at least 30 days’ prior written notice of any of the following: (i) a change in the Pledgor’s legal name from that indicated in the introductory statement to this Agreement and in the Pledgor’s organizational documents as filed with the Pledgor’s jurisdiction of organization; (ii) a change in the Pledgor’s organizational legal entity designation from that indicated in the introductory statement to this Agreement; and (iii) a change in the Pledgor’s jurisdiction of organization from that indicated in the introductory statement to this Agreement. The Pledgor agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the Uniform Commercial Code or other applicable law that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected, security interest in the Collateral.

(j)           Taxes and Other Fees. Within ten (10) Business Days after written request for payment, the Pledgor shall pay, indemnify and save the Collateral Agent harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes (other than income taxes on the income of the Collateral Agent) which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

(k)          Foreign Exchange Contracts. The Pledgor shall only enter into a Foreign Exchange Contract with a Foreign Exchange Counterparty. Prior to entering into any Foreign Exchange Contract, the Pledgor shall obtain a Foreign Exchange Counterparty Instruction Letter with respect to such Foreign Exchange Contract.

(l)           Intercompany Notes. In the event that the Pledgor extends any loans or advances to any Person other than any ASARCO Holding Company or any Subsidiary Guarantor, as may be permitted under Section 6.04(d) of the Credit Agreement, it shall cause the related promissory note promptly to be delivered to the Collateral Agent, together with undated instruments of transfer in the form attached as Exhibit C hereto, duly executed by the Pledgor, and shall cause such note at all times to reflect the correct principal amount outstanding of the advance or advances extended thereunder.

Section 6.   Remedies.

(a)          In addition to the rights and remedies specified herein, if an Event of Default has occurred and is continuing, the Collateral Agent shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC (whether or not the UCC is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies under this Agreement may be asserted. The Collateral Agent may exercise such remedies and shall exercise such remedies if so directed by the Administrative Agent on behalf of the Required Lenders.

(b)          Subject to the limitations set forth below in this Section 6, at any time that an Event of Default has occurred and is continuing, the Collateral Agent shall be entitled to do any or all of the following (to the fullest extent permitted under the laws in effect in any jurisdiction where any right or remedy under this Agreement may be asserted) and shall do any or all of the following if so directed by the Administrative Agent on behalf of the Required Lenders:

(i)           demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, in its own name, in the name of the Pledgor or otherwise; provided that the Collateral Agent shall have no obligation to take any of the foregoing actions unless directed by the Administrative Agent on behalf of the Required Lenders;

(ii)          sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places and at such time or times as the Collateral Agent deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, upon such terms and conditions as it deems advisable, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable law and cannot be waived), and the Collateral Agent may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at one or more private sales) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of the Pledgor, any such demand, notice and right or equity being hereby expressly waived and released. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned; and

(iii)          exercise its option to sell all or any part of the Pledged PCU Shares pursuant to the Holdings Support Agreement.

(c)           If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section 6 are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, Pledgor will remain liable for any deficiency.

(d)          The Pledgor further recognizes that, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws, the Collateral Agent may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to the Collateral Agent than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner and that the Collateral Agent shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the issuer thereof to register it for public sale. To the extent the Collateral Agent is required by applicable law to give prior notice of any sale or other disposition of any Collateral, Pledgor agrees that at least ten (10) days’ prior notice of the time and place of any sale or other intended disposition of any of the Collateral constitutes “reasonable notification” within the meaning of Article 9 of the UCC.

(e)          The Pledgor agrees and acknowledges that the class of securities represented by the PCU Shares is customarily sold on the New York Stock Exchange, which is a recognized market, within the meaning of Section 9-610 of the UCC.

(f)           If the Collateral Agent shall exercise its right to sell all or any portion of the Collateral pursuant to this Section 6, the Pledgor agrees that, upon request of the Collateral Agent, the Pledgor will, at its own expense: execute and deliver, or cause the officers and directors of any relevant issuer to execute and deliver, to any Person or Governmental Authority as the Collateral Agent may require if directed by the Administrative Agent on behalf of the Required Lenders, any and all documents and writings which may be necessary or appropriate for approval, or be required by, any Governmental Authority located in any city, county, state or country where the Pledgor or any issuer of the Collateral engage in business, in order to transfer or to more effectively transfer the Collateral or otherwise enforce the Collateral Agent’s rights hereunder; and do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable laws.

(g)           The proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash held by the Collateral Agent following an Event of Default, shall be remitted by the Collateral Agent to the Administrative Agent to be applied in full or in part as follows:

(i)           first, to the payment of the costs and expenses of such collection, sale or other realization, including reasonable costs and expenses of the Collateral Agent and the Administrative Agent, including the fees and expenses of their respective agents and counsel, and all expenses incurred and advances made by the Collateral Agent and the Administrative Agent in connection therewith;

(ii)          second, to the payment in full of the Secured Obligations on a pro rata basis, as the Administrative Agent shall determine in accordance with the Credit Agreement; and

(iii)         third, to the payment to the Pledgor or as a court of competent jurisdiction may direct, of any surplus then remaining.

(h)          If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section 6 are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, the Pledgor will remain liable for any deficiency.

(i)           The Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 6 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 6 may be specifically enforced.

(j)           THE PLEDGOR EXPRESSLY WAIVES TO THE MAXIMUM EXTENT PERMITTED BY LAW: (i) ANY CONSTITUTIONAL OR OTHER RIGHT TO A JUDICIAL HEARING PRIOR TO THE TIME THE COLLATERAL AGENT DISPOSES OF ALL OR ANY PART OF THE COLLATERAL AS PROVIDED IN THIS SECTION 6; (ii) ALL RIGHTS OF REDEMPTION, STAY, OR APPRAISAL THAT IT NOW HAS OR MAY AT ANY TIME IN THE FUTURE HAVE UNDER ANY LAW NOW EXISTING OR HEREAFTER ENACTED; (iii) ANY REQUIREMENT OF NOTICE, DEMAND, OR ADVERTISEMENT FOR SALE AND; (iv) ANY RIGHT TO REQUIRE THE COLLATERAL AGENT TO PROCEED AGAINST OR EXHAUST ANY SECURITY HELD FROM THE PLEDGOR OR TO PURSUE ANY OTHER REMEDY IN THE COLLATERAL AGENT’S POWER WHATSOEVER.

(k)          Attorney-in-Fact. Without limiting any rights or powers granted by this Agreement to the Collateral Agent while no Event of Default has occurred and is continuing, upon the occurrence and during the continuance of any Event of Default, the Collateral Agent is hereby appointed the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Section 6 and taking any action and executing any instruments that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, which appointment as attorney-in-fact is irrevocable and coupled with an interest.

Section 7.   Collateral Agent’s Duties.

(a)          Beyond the exercise of reasonable care in the custody and preservation thereof, the Collateral Agent will have no duty as to any Collateral in its possession or control or in the possession or control of any sub-agent or bailee selected by it in good faith or any income therefrom or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent will be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession or control if such Collateral is accorded treatment substantially equal to that which it accords its own property, and will not be liable or responsible for any loss or damage to any Collateral, or for any diminution in the value thereof, by reason of any act or omission of any sub-agent or bailee selected by the Collateral Agent in good faith, except to the extent that such liability arises from the Collateral Agent's gross negligence or willful misconduct. The Collateral Agent shall not be responsible for the existence, genuineness or value of any Collateral or for the validity, perfection, priority or enforceability of any security interest, whether impaired by operation of law or by reason of any action or omission to act on its part under the Loan Documents, in either case absent its own gross negligence or willful misconduct.

(b)          The Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in any Collateral.

(c)          In no event shall the Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Collateral Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(d)          In no event shall the Collateral Agent be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Collateral Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(e)          The Collateral Agent shall be entitled to act upon any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent, agreement or other document or communication furnished by Administrative Agent under this Agreement or the Credit Agreement which it in good faith believes and on its face appears to be genuine, and it shall be entitled to rely conclusively upon the due execution, validity and effectiveness, and the truth and acceptability, of any provisions contained therein. The Collateral Agent shall not have any responsibility to make any investigation into the facts or matters stated in any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent, agreement or other document or communication furnished to it under this Agreement or the Credit Agreement or in connection with the transactions contemplated herein or therein

(f)           The Collateral Agent may consult with, and obtain advice from, legal counsel, accountants and other experts selected by it, in connection with the performance of its duties under this Agreement or the Documents and it shall incur no liability and shall be fully protected in acting in good faith in accordance with the written opinion and advice of such counsel, accountants and other experts.

Section 8.   Miscellaneous.

Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, to the addresses specified in Section 9.01 of the Credit Agreement.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in Section 9.01 of the Credit Agreement or in accordance with the latest unrevoked direction from such party given in accordance with Section 9.01 of the Credit Agreement. As agreed to among the Pledgor, the Collateral Agent and the applicable Secured Parties from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.

(a)          No Waiver; Cumulative Remedies. No failure by the Collateral Agent, the Administrative Agent or any Lender to exercise, and no delay by the Collateral Agent, the Administrative Agent or any Lender in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(b)          Tax Treatment. The Pledged PCU Shares, any certificates representing the Pledged PCU Shares and all Dividends and Non-Dividend Proceeds with respect thereto shall remain the property of the Pledgor for U.S. federal and all state or local income, franchise or similar tax purposes until application to the Secured Obligations as provided in Section 2.12 of the Credit Agreement or upon disposition by the Collateral Agent in a foreclosure sale as provided in Section 6 herein. The parties hereto shall take no position inconsistent with that treatment.

(c)          Amendments, Etc. No amendment or waiver of any provision of this Agreement and no consent to any departure by the Pledgor therefrom, shall be effective unless the same shall be permitted under Section 9.08 of the Credit Agreement, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice or demand on the Pledgor shall entitle the Pledgor to any other or further notice or demand in similar or other circumstances.

(d)          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Pledgor and the Collateral Agent; provided that the Pledgor shall not assign or transfer the Pledgor’s rights or obligations under this Agreement without the prior written consent of the Collateral Agent.

(e)          Counterparts; Telefacsimile Execution. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and either of the parties hereto may execute this Agreement by signing any such counterpart; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signatures are physically attached to the same document. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, or binding effect hereof.

(f)           GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, INCLUDING SECTION 5-1401 OF NEW YORK GENERAL OBLIGATIONS LAW, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(g)          WAIVER OF MARSHALLING. THE PLEDGOR ACKNOWLEDGES AND AGREES THAT IN EXERCISING ANY RIGHTS UNDER OR WITH RESPECT TO THE COLLATERAL: (i) THE COLLATERAL AGENT IS UNDER NO OBLIGATION TO MARSHAL ANY COLLATERAL; AND (ii) THE COLLATERAL AGENT MAY, IN ITS ABSOLUTE DISCRETION, REALIZE UPON THE COLLATERAL IN ANY ORDER AND IN ANY MANNER IT SO ELECTS. THE PLEDGOR WAIVES ANY RIGHT TO REQUIRE THE MARSHALLING OF ANY OF THE COLLATERAL.

(h)          Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, then, to the fullest extent permitted by law, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(i)           Termination.

(i)           This Agreement and the security interests granted hereby will terminate upon the indefeasible payment in full of the Secured Obligations and the termination of the Credit Agreement according to its terms.

(ii)           Upon (A) the effectiveness of any written consent to the release of the security interest granted hereby in any Collateral pursuant to Section 9.08 of the Credit Agreement, (B) the Transfer by the Collateral Agent to the Pledgor of PCU Shares or Other Eligible Collateral in response to a Collateral Excess Notice or (C) the Transfer by the Collateral Agent to the Pledgor of Pledged PCU Shares or Other Eligible Collateral in exchange for Substitute Credit Support, the security interest in such Collateral will be automatically released.

(iii)          In connection with any termination or release pursuant to this Section 8(i), the Collateral Agent will execute and deliver to the Pledgor, at the Pledgor’s sole expense, all documents that the Pledgor will reasonably request to evidence such termination or release, in each case without recourse, representations or warranties of any kind.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

AMERICAS MINING CORPORATION

By:	/s/ Alberto de la Parra Zavala
	Name:	Alberto de la Parra Zavala
	Title:	Vice President Legal, General Counsel and Secretary

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Vice President and Chief Financial Officer

AMC - AMC Pledge and Security Agreement

THE BANK OF NEW YORK MELLON, AS COLLATERAL AGENT

By:	/s/ Christopher Curti
	Name:	Christopher Curti
	Title:	Vice President

AMC - AMC Pledge and Security Agreement

EXHIBIT A

FORM OF ACCOUNT CONTROL AGREEMENT

ACCOUNT CONTROL AGREEMENT dated as of December 9, 2009, by and among AMERICAS MINING CORPORATION, corporation duly organized and validly existing under the laws of the State of Delaware (“AMC” or the “Pledgor”), THE BANK OF NEW YORK MELLON, as Collateral Agent (the “Collateral Agent”) acting for the ratable benefit of the Secured Parties, BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE and THE BANK OF NEW YORK MELLON, as Intermediary (the “Intermediary”).

PREAMBLE:

1.         The Intermediary has established the following securities accounts (jointly, the “Accounts”):

(a)           an account in the name of the Pledgor, number 314067 entitled “Pledged AMC Collection Account in favor of The Bank of New York Mellon as Collateral Agent” (the “Collection Account”);

(b)           an account in the name of the Pledgor, number 314079 entitled “Pledged AMC Reserve Account in favor of The Bank of New York Mellon as Collateral Agent” (the “Reserve Account”); and

(c)           an account in the name of the Pledgor, number 314083 entitled “Pledged AMC Control Account in favor of The Bank of New York Mellon as Collateral Agent” (the “Control Account”).

2.         AMC has granted the Collateral Agent a security interest in the Accounts pursuant to the AMC Pledge and Security Agreement, dated as of December 9, 2009 between AMC and the Collateral Agent, as the same may from time to time be amended, modified or restated (the “AMC Pledge and Security Agreement”).

3.         The Collateral Agent, the Pledgor and the Intermediary are entering into this Agreement to perfect the security interest of the Collateral Agent in the Accounts and otherwise set forth the parties’ rights with respect to the Accounts.

4.         Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the AMC Pledge and Security Agreement.

TERMS:

Section 1.      The Accounts. All parties agree that: (i) the Accounts are “securities account” within the meaning of Article 8 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”), (ii) the Pledgor is the “entitlement holder” with respect to the Collection Account, the Control Account and the Reserve Account, (iii) the

Intermediary is a bank or broker that in the ordinary course of its business maintains securities accounts for others and is acting in that capacity with respect to the Accounts and (iv) all property held in or credited to the Accounts by the Intermediary will be treated as “financial assets” under the UCC. The Intermediary has not agreed and will not agree with any third party to comply with entitlement orders or other directions concerning the Accounts or the property credited thereto originated by such third party without the prior written consent of the Collateral Agent.

Section 2.      Subordination of Lien. The Intermediary hereby agrees and acknowledges that any security interest or lien in favor of the Intermediary on any Account or any property credited to the Accounts as a result of any indebtedness of the Pledgor to the Intermediary (including, without limitation, any fees or commissions in respect of the Accounts) shall be subject and subordinate to the security interest in favor of the Collateral Agent.

Section 3.      Control. The Intermediary agrees that it will comply with entitlement orders and other instructions originated by the Collateral Agent concerning the Accounts and any property credited thereto without further consent by the Pledgor or any other person. The Intermediary will not act on any entitlement order or other instruction originated by the Pledgor or any other Person without the written consent of the Collateral Agent; provided that the Pledgor shall retain its right to exercise any voting rights with respect to any securities held in or credited to the Accounts without such consent until such time as the Collateral Agent notifies the Intermediary otherwise.

Section 4.      Investments in the Accounts. The Collateral Agent will direct the Intermediary with respect to the investment of cash and other property credited to the Accounts, as directed by the Pledgor in accordance with Section 3(g) of the AMC Pledge and Security Agreement, and the Intermediary will act on such instruction and credit all such investments to the corresponding Account.

Section 5.      Representations, Warranties and Covenants of the Intermediary. The Intermediary represents and warrants to and agrees with the Collateral Agent as follows:

(i)           The Accounts will be maintained in the manner set forth herein until termination of this Agreement, and the Intermediary will not change the name or account number of the Accounts without the prior consent of the Collateral Agent.

(ii)          This Agreement has been duly authorized by and is the legal, valid and binding obligation of the Intermediary, enforceable against it in accordance with its terms.

(iii)          The Intermediary has not entered into, and until the termination of this Agreement will not enter into, (x) any other agreement pursuant to which it agrees to comply with entitlement orders with respect to the Accounts originated by any person other than the Collateral Agent, or (y) any other agreement purporting to limit or condition the obligation of the Intermediary to comply with entitlement orders originated by the Collateral Agent as set forth in Section 3 hereof.

(iv)         The Intermediary has no knowledge of any claim to or interest in the Accounts, other than the interests therein of the Collateral Agent and the Pledgor. If any person or entity asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against any Account, the Intermediary will use its best efforts to notify the Collateral Agent and the Pledgor promptly thereof.

(v)          The Intermediary will use its best efforts to deliver promptly to the Collateral Agent copies of all statements, confirmations and other communications by the Intermediary relating to the Accounts.

Section 6.      Customer Agreement. In the event of a conflict between this Agreement and any other agreement between the Intermediary and the Pledgor, the terms of this Agreement will prevail.

Section 7.      Termination. This Agreement shall continue in effect until the Collateral Agent has notified the Intermediary in writing that this Agreement, or its security interest in the Accounts, is terminated (and the Collateral Agent agrees to give such notice with reasonable promptness).

Section 8.      Amendments. No amendment or waiver of any provision of this Agreement shall be effective unless in writing signed by the parties hereto, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 9.      Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.    Successors. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective corporate successors or heirs and personal representatives. This Agreement may be assigned by the Collateral Agent to any successor of the Collateral Agent under the Credit Agreement entered into by AMC and the Collateral Agent on December 9, 2009, provided that written notice thereof is given by the Collateral Agent to the Intermediary.

Section 11.    Notices. Except as otherwise expressly provided herein, any notice, order, instruction, request or other communication required or permitted to be given under this Agreement shall be in writing and deemed to have been properly given when delivered in person, or when sent by telecopy or other electronic means and electronic confirmation of error-free receipt is received or upon receipt of notice sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the party at the address set forth next to such party’s name in the signature pages to this Agreement. Any party may change its address for notices in the manner set forth above.

Section 12.    Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

Section 13.    Choice of Law. This Agreement (including, without limitation, the establishment and maintenance of the account and all rights and obligations with respect thereto) shall be governed by and construed in accordance with the law of the State of New York. The parties agree that the securities intermediary’s jurisdiction (within the meaning of Article 8 of the UCC) with respect to the Accounts and the transactions contemplated hereby is the State of New York.

Section 14.    Discretion. It is acknowledged and agreed that any direction or instruction given by Collateral Agent hereunder shall be given as it is directed to, under and in accordance with the Credit Agreement or the AMC Pledge and Security Agreement, as the case may be, and shall in no way be construed as giving rise to any express or implied duty, and its performance of any such action shall not result in any liability whatsoever except as provided in the Credit Agreement or the AMC Pledge and Security Agreement.

Section 15.    Limitation. Neither Collateral Agent nor Intermediary shall be responsible for the existence, genuineness or value of any property in the Accounts or the validity, sufficiency, perfection or priority of the liens on the Accounts.

Section 16.    Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Account Control Agreement to be duly executed and delivered as of the day and year first above written.

THE BANK OF NEW YORK MELLON, AS COLLATERAL AGENT

By:
Name:
Title:

Address of Collateral Agent:

THE BANK OF NEW YORK MELLON, AS INTERMEDIARY

By:
Name:
Title:

Address of Intermediary:

AMERICAS MINING CORPORATION

By:
Name:
Title:

Address of AMC:

EXHIBIT B

AMERICAS MINING CORPORATION

IRREVOCABLE SHARE POWER

FOR VALUE RECEIVED, the undersigned hereby assigns, transfers and conveys to ________________________________________________________ (the “Assignee”) the outstanding shares of [SOUTHERN COPPER CORPORATION / ASARCO INCORPORATED] (the “Issuer”), standing in the name of the undersigned on the books of the Issuer and represented by Certificate(s) No(s). [ ] and does hereby irrevocably constitute and appoint the Assignee as its attorney-in-fact to transfer the said interests on the books of the Issuer, with full power of substitution in the premises.

Dated: [    ]

AMERICAS MINING CORPORATION

By:
Name:
Title:

B-1

EXHIBIT C

AMERICAS MINING CORPORATION

NOTE POWER

FOR VALUE RECEIVED, the undersigned hereby assigns, transfers and conveys to ____________________ (the “Assignee”) all of its interest in a certain promissory note dated ______________ by ____________________ to ____________________ in the principal sum of __________ and does hereby irrevocably constitute and appoint the Assignee as its attorney-in-fact to transfer the said interests on the books of the payor, with full power of substitution in the premises.

Dated: [    ]

AMERICAS MINING CORPORATION

By:
Name:
Title:

C-1

EXHIBIT D

FORM OF FOREIGN EXCHANGE COUNTERPARTY
ACKNOWLEDGMENT LETTER

AMERICAS MINING CORPORATION
[To be printed on AMC letterhead]

[       ], 2009

[FOREIGN EXCHANGE COUNTERPARTY]
[Insert address and name of correct authorizing person]

Dear Sirs,

We refer to a Credit Agreement, dated as of December 9, 2009 (the “Credit Agreement”), between us, as Borrower, BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent (the “Administrative Agent”), The Bank of New York Mellon, as Collateral Agent (the “Collateral Agent”) and the Lenders from time to time party thereto.

Pursuant to these arrangements we have granted to the Collateral Agent, acting for the benefit of the Administrative Agent, the Lenders and the Collateral Agent (the “Secured Parties”), a security interest in all of our right, title and interest in the foreign exchange contract entered into between us for the purchase of Mexican Pesos with U.S. dollars from time to time credited to the Collection Account or the Reserve Account (each as defined below) (the “Foreign Exchange Contract”).

We are requesting that as of the date of this letter [Foreign Exchange Counterparty]:

(i)         acknowledge the security interest of the Collateral Agent for the benefit of the Secured Parties in our rights under the Foreign Exchange Contract;

(ii)        subordinate any setoff right or security interest that you may have with respect to the Foreign Exchange Contract (other than any recoupment claim arising from the Foreign Exchange Contract itself) to the security interest of the Collateral Agent for the benefit of the Secured Parties; and

(iii)        make all payments as to which we are entitled in respect of such Foreign Exchange Contract to the following securities account:

Account name: “[specify Administration Agent Account]”

Account number:    [                                ]

Account bank:        [                                ]

Our instructions expressed in this letter are irrevocable and cannot be modified unless you receive written notification from the Collateral Agent otherwise approving an amendment or modification to these instructions.

Sincerely yours,

AMERICAS MINING CORPORATION

By:
Name:
Title:

Agreed and acknowledged by:

[FOREIGN EXCHANGE COUNTERPARTY]

By:
Name:
Title:

EXHIBIT E

FORM OF PCU PAYMENTS DIRECTION LETTER

AMERICAS MINING CORPORATION
[To be printed on AMC letterhead]

[       ], 2009

[SOUTHERN COPPER CORPORATION AND ITS TRANSFER AGENT] [Insert address and name of correct authorizing person]

Dear Sirs,

We refer to arrangements between us, as Borrower, BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, The Bank of New York Mellon, as Collateral Agent (the “Collateral Agent”) and the Lenders from time to time party thereto documented pursuant to a Credit Agreement dated as of December 9, 2009 and other Loan Documents referenced therein.

Pursuant to these arrangements we are requesting that as of the date of this letter you, Southern Copper Corporation, transfer all cash representing a dividend or similar distribution or return of capital (including in a liquidation) as to which we are entitled as legal and beneficial owner of common shares of Southern Copper Corporation to the following securities account:

Account name:	“Pledged AMC Collection Account in favor of The Bank of New York Mellon as Collateral Agent”

Account number:	314067

Account bank:	The Bank of New York Mellon

Moreover, we are requesting that as of the date of this letter you, Southern Copper Corporation, transfer all non-cash dividends, shares, securities, instruments or property representing a dividend or similar distribution or return of capital (including in a liquidation) as to which we are entitled as legal and beneficial owner of common shares of Southern Copper Corporation to the same securities account identified above or to the Collateral Agent at the following address:

The Bank of New York Mellon
101 Barclay Street

New York, New York 10286

Attention of Evangelos Ntavos

Our instructions expressed in this letter are irrevocable and cannot be modified unless you receive written notification from the Collateral Agent otherwise approving an amendment or modification to these instructions.

Sincerely yours,

AMERICAS MINING CORPORATION

By:
Name:
Title: